                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                           Williams Industries, Inc.
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                               (Name of Issuer)


                         Common Stock, $.10 par value
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                        (Title of Class of Securities)


                                   96949300
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                                (CUSIP Number)


                  Gregory A. Harrison, 16209 Kimberly Grove,
      ------------------------------------------------------------------
                    Gaithersburg, MD 20878  (301) 948-7354
                    --------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 July 30, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        [_]

NOTE: Six copies of this Statement, including all exhibits, shall be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

Check the following box if a fee is being paid
with the Statement.                                                          [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO.   96949300                            PAGE   2   OF   3   PAGES
          ------------                               -----    -----

============================================================================

      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFYING NO. OF ABOVE PERSON
                Gregory A. Harrison
                16209 Kimberly Grove
                Gaithersburg, MD 20878

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP  (A)          [X]
                (B)                                                          [_]

      3         SEC USE ONLY


      4         SOURCE OF FUNDS
                PF

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(D) OR 2(E)                               [_]

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

  NUMBER OF      7  SOLE VOTING POWER
    SHARES          111,000
 BENEFICIALLY
   OWNED BY      8  SHARED VOTING POWER
     EACH
  REPORTING      9  SOLE DISPOSITIVE POWER
 PERSON WITH
                10  SHARED DISPOSITIVE POWER

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                111,000

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               [_]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.10%

      14        TYPE OF REPORTING PERSON

                IN
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
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CUSIP No.   96949300                     Page   3   of   3   Pages
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                                      13D
                        AMENDMENT NO. 1 TO SCHEDULE 13D

     The Schedule 13D, dated July 9, 1998, of Gregory A. Harrison is hereby amended as set forth below. This Amendment No. 1 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the
Schedule 13D.

     The purpose of this Amendment is to correct Schedule 13D filed via EDGAR on July 9, 1998. In that Schedule, First Tennessee Equipment Finance Corp. was inadvertently identified as a signatory of the group filing. The 53,900 shares owned by First Tennessee as excluded from the group, does not materially change the group's beneficial ownership.

     Accordingly, the number of shares that the group beneficially owns is amended and reduced to 505,267 as of July 9, 1998, representing 14.13% of the outstanding shares of common stock of Williams Industries, Inc.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 1998


/s/ Gregory Harrison
-------------------------------------
Gregory Harrison


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a Power of Attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).